News Release

Ford of Europe Corporate Affairs
Ford Motor Company
1/455 Eagle Way, Warley, Brentwood, Essex, CM13. 3BW., England
Telephone: 44-1277-252018; Fax:  44-1277-252896
E-Mail: dhume@ford.com; Internet: http://media.ford.com


MAJOR RESTRUCTURING FOR FORD IN EUROPE

COLOGNE, Germany, 12 May, 2000 - Ford is to undertake a major restructuring of its European operations in a key move to drive the company back to profitability and strong, sustainable growth. The plan for its future was unveiled today, following an extensive business review of its entire European operations.

The multi-faceted plan results from a three-month review of all Ford's product plans and timings, its capacity utilisation and deployment of vehicle assembly, powertrain manufacturing, and other key activities, including engineering. The key elements of the plan are:

          o Five-year investment of $500 million in Dagenham Engine Plant to become more technology based as the global centre for diesel engine manufacture.
          o A proposed 50:50 joint venture company to be formed with transmission specialists Getrag to engineer and manufacture manual transmissions at facilities in Bordeaux, Halewood and Cologne.
          o Cessation of vehicle assembly and major body construction at Dagenham by first quarter of 2002.
          o Voluntary redundancy programme for around 1,900 employees at Dagenham Body and Assembly, partially offset by about 500 incremental jobs associated with the expansion of diesel engine production and engineering elsewhere within the Dagenham Estate. Net job losses on the Dagenham Estate will therefore be around 1,400.
          o Confirmation of $15 million investment for Ford Design Centre in central London.
          o Ford to proceed with $100 million Dagenham investment plans, including $50 million for regeneration of Dagenham Estate, $26 million in the Press Shop and $10 million for the Wheel Plant.
          o Creation of a further 360 new jobs with the transfer of Commercial Vehicle Engineering from the U.S. to Britain.
          o    240 diesel engine engineers to be relocated to Dagenham
          o    $12 million Ford-funded Employee Support Programme initiative.

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                                      -2-

          o Proposal for a Joint Advisory Board, including trade union, government and local development agency representatives, to oversee development and implementation of the Employee Support Programme.
          o Opportunity for expansion of diesel engine production at Dagenham by 80-100,000 units per year.
          o Additional opportunity for Bridgend Engine Plant to be source of new petrol engine.
          o Possible joint venture for forging and die casting operations in Cologne.


Ford of Europe Chairman, Nick Scheele, said: "This is one of the most crucial and difficult decisions we have ever had to make in Europe, but we needed to take quick and decisive action. Our European business situation was totally unacceptable.

"Fundamental to the entire review process was Ford's outlook for vehicle assembly capacity in relation to expected demand. In 1999 Ford of Europe had the capacity to build 2.2 million vehicles, but sold only 1.65 million. The company does not anticipate that situation altering dramatically in the near future unless decisive action is taken.

"Our new European management team plans to transform Ford's business in Europe with accelerated product programmes - nine significant new product actions every year over the next five years - and a rigorous focus on cost and asset utilisation in particular. The plan targets growth in sales volume, market share and much improved financial performance, in the next three to five years.

"By taking aggressive measures to increase our sales volume, to increase the number of new product introductions, by regaining market share in our major markets and by capitalising fully on opportunities in growth markets in central and eastern Europe, we are going some way forward," said Mr.Scheele.

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                                      -3-

"Nevertheless, even on our most optimistic projections, we do not expect to be selling in excess of two million vehicles a year over the short to medium term. With the planned actions we will take to improve efficiency and operating flexibility, also adding to our capacity, we have the equivalent of one full plant's capacity more than we need to meet demand."

Ford of Europe President, David Thursfield, and his business review team, concluded that to leave the situation unaddressed would not only threaten the viability of all Ford's plants, but also maintain an unsatisfactory business situation.

"Over-capacity is a problem throughout the European automotive industry and we are not alone in having to take tough decisions, but action was necessary," said Mr.Thursfield.

"I know that what we plan to implement will be more difficult and painful for some than others, but the study team has examined every possibility, every option, and its recommendations are, we believe, the best way forward.

"Through these actions Ford of Europe will emerge as a more vigorous, competitive and dynamic company. We are aiming for on-going cost reductions of over $1 billion and these actions will be the single largest contribution to that goal."

Restructuring Under Way
-----------------------
The business review represents a culmination of Ford's restructuring of its European operations, which has also included the sale of Azambuja plant in Portugal and closure of the Plonsk plant in Poland; transferring Halewood production over to Jaguar; selling Ford's share in the AutoEuropa facility in Portugal to former project partner VW; the introduction of single-shift working at Dagenham; a realignment of

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                                      -4-

the workforce at Genk in Belgium to more realistically meet demand in the C/D (Mondeo-size) car segment; and ending production of the Scorpio at Cologne.

It is also announced today that Ford will discontinue production of the Escort and Transit at its assembly plant in Obchuk, in the Minsk region of Belarus, by July of this year.

In addition, to achieve a re-balancing of capacity utilisation in existing engine production, Ford will now concentrate all Zetec-SE volume at Bridgend, a new family of four cylinder petrol engines at Valencia and 4.0litre V6 OHC/SOHC volume at Cologne.

New Joint Venture Company For Transmissions
-------------------------------------------
Ford has signed a letter of intent with German transmission specialists Getrag to form a 50:50 joint venture company for the engineering and manufacture of a range of manual transmissions. The new company will take ownership of existing Ford manual transmission facilities at Bordeaux in France, Cologne in Germany, and Halewood in Britain.

Subject to the successful completion of negotiations, the new joint venture company is expected to begin operation in the fourth quarter of 2000. It would continue to produce the IB5, MT75, MTX75 and VXT75 transmissions for Ford. Further investment would be committed to develop and produce new transmission products for Ford and other vehicle manufacturers, subject to any Government grants being negotiated.

Mr.Thursfield said: "This is an outstanding business proposition for Ford. Joining with a highly respected partner creates an opportunity to take the Ford manual transmission business forward with fresh momentum, opening up the prospect of

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                                      -5-

innovative new products and future growth through sales to other vehicle manufacturers."

Ford also intends to enter into negotiations with potential partners to establish a joint venture for its forging and die casting operations in Cologne.

New Role For Dagenham Estate
----------------------------
Following the recommendations of the review team, Ford's senior European management has elected to give the Dagenham Estate a new strategic role, with new investment totalling $500 million over the next five years in diesel engine engineering and manufacturing and also in other key areas of manufacturing technology, process and logistics. This is in addition to $500 million already invested over the last five years. As part of the transition of the estate it is also planned, with regret, to cease vehicle assembly and major body construction there by the first quarter of 2002.

It is anticipated that today's announcement, including the cessation of vehicle production and major body construction, will result in an overall loss of some 1,400 jobs on the Dagenham Estate by the first quarter of 2002. A voluntary requirement to reduce by some 1,900 employees will be offset by increased diesel engine activities, resulting in a net reduction of 1,400. This is in addition to the 1,350 job losses resulting from Ford's move to a single-shift in the Body and Assembly Plant, announced in February. Ford will, however, remain as London's largest manufacturing employer, with some 4,455 employees continuing to work at the Dagenham Estate.

"It is with sincere regret that we have had to take this decision," said Mr.Scheele. "We have a responsibility to employees and to the community and are making it an absolute priority to minimise job losses through redeployment to other Ford facilities

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                                      -6-

in Britain, where job opportunities may be available. We will do everything possible to achieve these job losses on a voluntary basis and are also launching a $12 million ground-breaking Employee Support Programme, which will provide help in terms of retraining, priority for re-hiring, self-employment start-ups, independent financial advice and outplacement support.

"We also propose the formation of a Joint Advisory Board, including representatives of the UK Government and trade unions, to oversee the development and implementation of the Employee Support actions."

Ford Plans $3 Billion Investment in UK
--------------------------------------
Ford Motor Company will continue to invest significantly in Britain and plans a total investment of $3 billion in its facilities over the next five years.

In 1999 alone, over $600 million was invested by Ford in research and engineering. Its Dunton-based Engineering Centre is Britain's largest automotive research and engineering facility employing some 2,686 people and will continue to play a major role in Ford's global vehicle programmes.

The Dagenham Press Shop is a major operation, running three shifts, which will be modernised as a result of the review. Over the next two years, investment of $26 million will further improve its competitiveness.

The Dagenham Wheel Plant, which produces steel wheels for a range of Ford products, will receive a $10 million investment to re-tool and re-equip for the production of high strength, light weight, steel wheels for upcoming models.

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                                      -7-

Dagenham-based Group Tooling will also continue and will be expanded to include development of tooling for the manufacture of doors, bonnets, bootlids and other body parts, at all Ford's European facilities, with potential for capacity expansion.

Existing plans for production of 700,000 petrol car engines and 55,000 V8 engines at Bridgend Engine plant, will continue. However, the plant has been identified as a potential source for production of an additional new petrol engine.

The company also intimated earlier this year that London would be the location for a new design studio.

"I am pleased to be able to confirm today that we are continuing with our plans to invest $15 million in the new Design Studio, which will open in central London next year. We believe London is currently the most influential city in the world for new design trends and our centre will perfectly place our designers to explore other design mediums, opening their minds to a different way of creating products for the consumer," said Mr.Scheele.

Global Source For Diesel Engines
--------------------------------
Dagenham is Ford's sole global manufacturing source for diesel engines and, with $500 million investment already approved over the next five years, is set to produce three new engine families, with a resulting volume increase of 22 per cent. Now, the company is set to expand and develop its diesel capability even more, with another new programme, providing potential for a further 80,000-100,000 extra units.

The new project involves amongst other things the addition of another new family of diesel engines, the installation of additional manufacturing capacity and also relocation of engineering resources from Dunton to Dagenham. Some 240 engineers,

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                                      -8-

currently based at Dunton, will move to Dagenham as part of the new totally integrated Diesel Engineering and Manufacturing team.

"The Dagenham Engine Plant is recognised as having produced high levels of performance coupled with the flexibility to take advantage of business situations as they arise and it is this track record that has generated the confidence to invest further in the estate," said Mr.Thursfield.

Ford also confirmed that it will proceed with plans to invest more than $50 million for the regeneration of the Dagenham Estate, in close co-operation with local government authorities, local development agencies, and involving closer integration with the local community.

Existing plans include significant environmental upgrades of the estate, construction of a modern single point of entry, construction of a new visitor centre and new technical training centre, contribution of land for use as part of a major technical education initiative and construction of a new flaghsip dealership.

This now includes confirmation of an additional second phase, with further physical upgrading, refurbishment of the now-unused main office block on the historic river front landmark of the Dagenham Estate and further commitments to education, with the establishment of an Engineering Faculty on the Education Campus with major links to other Ford Partner Global Engineering faculties.

Specific Roles For Assembly Facilities
--------------------------------------
Ford currently has five major assembly facilities producing passenger cars for Ford in Europe, which the business review identified as being one too many. All were subject to the same review process and to the possible cessation of vehicle production.

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                                      -9-

Genk, in Belgium, is to continue as the lead plant for Mondeo-size vehicles and will also continue to produce the Transit. The cost of transferring Genk production to other plants was prohibitive, the review demonstrated.

The other four existing plants all handle Ford requirements for B (Fiesta-size) and C (Focus-size) class vehicles, for which current and projected demand is such that these requirements could be handled by just three plants. One of these will be nominated as a 'flex' plant, giving Ford the flexibility to 'swing' production between its B and C car platforms as required.

Saarlouis, in Germany, is to continue as lead plant for C segment vehicles, such as the Ford Focus and has the potential to become a B/C car 'flex' plant if required. Again, the investment and re-tooling implications in moving production elsewhere would be prohibitive.

Valencia also has the flexibility for two-platform production, with a proven capability for this over several years. Valencia also has a good track record and is the lowest cost producer of the five major facilities. It currently produces, on two different platforms, the Ford Focus and Fiesta-based Ford Ka.

Of the two remaining plants and, based on the long-term relative performance of each, it has been decided to continue with assembly of B-segment vehicles in Cologne.

It is also confirmed that Southampton Plant will assemble the new Transit range of vehicles later this year and has recently benefited from investment in a new paintshop and other facility modernisation in preparation for this.

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                                      -10-

Ford will now progressively move all its Vehicle Operations plants in Europe to flexible bodyshops, modular supply/assembly and with supplier parks, as new model programmes are launched. All will also have the flexibility for three-shift assembly as required.

Commercial Vehicle Engineering
------------------------------
A key part of the plan will be the transfer of Ford's Commercial Vehicle Engineering activities from the US to Britain. In itself this will create some 360 new jobs in UK based engineering functions and once more give them responsibility for roles including light and medium commercial vehicle projects for Europe.

The Plan For The Future
-----------------------
With its new business plan, Ford is sharply focused on profitability and growth. The actions outlined are expected to be implemented in the period between now and the first quarter of 2002.

"In developing our plan for the future, we have had to balance our current needs and projections against inevitable cost implications and overall viability. What we have announced is a plan which will ensure we create a platform for sustainable business growth," added Mr Scheele.

                                      # # #
Contact:  Don Hume
          44-1277-252018